Exhibit 99.1

VEDANTA LIMITED

(Formerly Sesa Sterlite Limited)

CIN: L13209GA1965PLC000044

Regd. Office: Sesa Ghor,

20 EDC Complex, Patto, Panaji, Goa – 403 001

Phone No. +91-832 2460 600 ● Fax: +91-832 2460 690

website: www.vedantalimited.com ● email id: comp.sect@vedanta.co.in

Dear Members,

NOTICE OF POSTAL BALLOT

Pursuant to Section 110 of the Companies Act, 2013 read with the Companies

(Management and Administration) Rules, 2014

NOTICE is hereby given pursuant to Section 110 and other applicable provisions, if any, of the Companies Act, 2013, read with Rule 22 of the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment thereof for the time being in force) to the members of Vedanta Limited (Formerly Sesa Sterlite Limited) (hereinafter referred to as ‘the Company’) to seek their approval by way of Postal Ballot for the proposals contained in the draft resolutions as given below:

1.	Approval of Vedanta Limited Employee Stock Option Scheme - 2016 (ESOS);

2.	Approval of Vedanta Limited Employee Stock Option Scheme (ESOS) – 2016 to the employees of the holding/subsidiary Company(ies) of the Company; and

3.	Authorise Vedanta ESOS Trust for Secondary Acquisition.

The Statement pursuant to Section 102 of the Companies Act, 2013 pertaining to the aforesaid, stating the material facts of the proposals are annexed hereto along with the Postal Ballot Form for your consideration.

The Board of Directors of the Company at its meeting held on October 28, 2016, has appointed Advocate R. G. Ramani, as Scrutinizer for conducting the Postal Ballot (physical & e-voting) process in accordance with the law in a fair and transparent manner.

The Company in compliance with Regulation 44 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014, is pleased to provide the members with the facility to exercise their right to vote on the matters included in the Postal Ballot by electronic means i.e. through e-voting services provided by M/s. Karvy Computershare Private Limited, Registrar and Share Transfer Agent (RTA). The e-voting period commences on Friday, November 11, 2016 (9.00 a.m. IST) and ends on Saturday, December 10, 2016 (5.00 p.m. IST). At the end of the e-voting period the facility shall forthwith be blocked. Please read carefully and follow the instructions as printed in this Notice for e-voting.

However, those members, who do not have access to e-voting facility can send their assent or dissent in writing on the Postal Ballot Form attached herewith. Here it is pertinent to note that the shareholder(s) can only opt for one mode of voting, i.e. either by e-voting or physical mode. If you are opting for e-voting, then do not vote by physical postal ballot also and vice versa. However, in case shareholders cast their vote by physical ballot and e-voting, then voting done through e-voting will prevail and voting done through physical ballot will be treated as invalid.

Members are requested to carefully read the instructions printed on the Postal Ballot Form and return the Form duly completed and signed in the attached postage prepaid, self-addressed, business reply envelope, so as to reach the Scrutinizer before the close of working hours (5.00 p.m. IST) on Saturday, December 10, 2016. Please note that any Postal Ballot Form(s) received after the said date will be treated as not received.

The Scrutinizer will be submitting his report to the Chairman or in his absence, any person authorised by him, after the completion of the scrutiny of the Postal Ballots (physical and e-voting). The results of the Voting by Postal Ballot will be announced by the Chairman of the Company or in his absence, any person authorized by him, on Monday, December 12, 2016 by 04.00 p.m. IST at the Registered Office of the Company. The results of the Postal Ballot will be posted on the Company’s website www.vedantalimited.com and Karvy Computershare e-voting website i.e. https://evoting.karvy.com besides communicating to the Stock Exchanges where the Company’s shares are listed and also published in newspapers. The date of declaration of the results of the Postal Ballot, i.e., Monday, December 12, 2016, shall be deemed to be the date of passing of the said resolutions, if approved.

Members requiring any clarifications on e-voting may contact Corporate Secretarial of Vedanta Limited by email comp.sect@vedanta.co.in and/or M/s. Karvy Computershare Private Limited on toll free number 1800 3454001 or by email einward.ris@karvy.com.

Proposed Resolutions

ITEM NO. 1:

Approval of Vedanta Limited Employees Stock Option Scheme - 2016 [ESOS]

To consider and if thought fit, to pass, with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the applicable provisions, if any, of the Companies Act, 2013 (“the Act”) including any statutory modification(s) or re-enactment of the Act, for the time being in force and the provisions of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 including any modifications thereof or supplements thereto (“the Regulations”) and in accordance with the provisions of the Memorandum and Articles of Association of the Company and the Listing Agreements entered into with the Stock Exchanges where the share of the Company are listed in terms of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and subject to such approvals, consents, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, consents, permissions and sanctions which may be agreed to by the Board of Directors of the Company (hereinafter referred to as “the Board” which term shall be deemed to include the Nomination and Remuneration Committee), consent of the members of the Company be and is hereby accorded to the Board to introduce and implement the “Vedanta Limited Employees Stock Option Scheme - 2016 (ESOS) (hereinafter referred to as “the Scheme”); the salient features of which are detailed in the Statement pursuant to Section 102 of the Act as annexed herewith and the same be implemented though creation of Vedanta ESOS Trust (ESOS Trust).

RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the ESOS Trust is hereby authorized to acquire the shares of the Company from the secondary market and to hold, transfer and deal in shares of the Company for the benefit of all present and future employees who /shall be in the permanent employment of the Company whether working in India or out of India, including Directors of the Company whether Whole - Time Directors or not, (but excluding Promoter, Promoter Group, Independent Directors, and a Director who either himself or through his relative or through any body-corporate, directly or indirectly, holds more than ten per cent of the outstanding equity shares of the Company) and to such other persons as may from time to time be allowed to be eligible for the benefit under the provisions of applicable laws and regulations prevailing from time to time (all such persons are hereinafter collectively referred to as “Employees”) under the Scheme, such number of equity shares of the Company and/ or equity linked instruments or any other instruments or securities of the Company which could give rise to the issue of equity shares (hereinafter collectively referred to as “Securities”) but not exceeding 14,82,50,244 Equity Shares of Re. 1 each (which represents 5% (five percent) of the paid up equity capital as on March 31, 2016) (or such other adjusted figure for any bonus or stock splits or consolidations or merger or other re- organisation of the capital structure of the Company as may be applicable from time to time), in one or more tranches, at such price and on such terms and conditions as may be fixed or determined by the Board in accordance with the Scheme, the provisions of the law or regulations issued by the relevant authority, as may be prevailing at that time.

RESOLVED FURTHER THAT the Scheme may also envisage provisions for providing financial assistance to the Eligible Employees/the ESOS Trust/entity to enable them to acquire or purchase the said Securities of the Company in accordance with the provisions of the Act/Regulations.

RESOLVED FURTHER THAT subject to and in accordance with the provisions of law, as may be applicable from time to time, the Board or any other persons who may be authorized in this regard by the Board be and is hereby authorised on behalf of the Company to make any modifications, changes, variations, alterations or revisions in the Scheme from time to time or to suspend, withdraw or revive the Scheme from time to time and to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary and to settle any questions, difficulties or doubts that may arise in this regard without requiring the Board to secure any further consent or approval of the shareholders of the Company.”

ITEM NO. 2:

Approval of Vedanta Limited Employees Stock Option Scheme - 2016 (ESOS) to the Employees of the Holding/Subsidiary Company(ies) of the Company

To consider and if thought fit, to pass, with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to applicable provisions, if any, of the Companies Act, 2013 (“the Act”) including any statutory modification(s) or re-enactment of the Act, for the time being in force and the provisions of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 including any modifications thereof or supplements thereto (“the Regulations”) and in accordance with the provisions of the Memorandum and Articles of Association of the Company and the Listing Agreements entered into with the Stock Exchanges where the share of the Company are listed in terms of Securities and Exchange Board of India (Listing Obligation and Disclosure Requirements), Regulations, 2015. and subject to such approvals, consents, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, consents, permissions and sanctions which may be agreed to by the Board of Directors of the Company (hereinafter referred to as “the Board” which term shall be deemed to include the Nomination and Remuneration Committee), consent of the members of the Company be and is hereby accorded to the Board to introduce and implement the “Vedanta Limited Employees Stock Option Scheme - 2016” (ESOS) (hereinafter referred to as “the Scheme”); the salient features of which are detailed in the Statement pursuant to section 102 of the Act as annexed herewith and the same be implemented though creation of Vedanta ESOS Trust (ESOS Trust).

RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the ESOS Trust is hereby authorized to acquire the shares of the Company from the secondary market and to hold, transfer and deal in shares of the Company for the benefit of all present and future employees who are/shall be in the permanent employment of the holding/subsidiary Company(ies) of the Company whether working in India or out of India, including Directors of the holding/subsidiary Company(ies) whether Whole-time Directors or not, (but excluding Promoter, Promoter Group, Independent Directors and a director who either himself or through his relative or through any body corporate, directly or indirectly, holds more than ten per cent of the outstanding equity shares of the Company), and to such other persons as may from time to time be allowed to be eligible for the benefit under the provisions of applicable laws and regulations prevailing from time to time (all such persons are hereinafter collectively referred to as “Employees”) under the Scheme, such number of equity shares of the Company and/ or equity linked instruments or any other instruments or securities of the Company which could give rise to the issue of equity shares (hereinafter collectively referred to as “Securities”) but not exceeding 14,82,50,244 Equity Shares of Re. 1 each (which represents 5% (five percent) of the paid up equity capital as on March 31, 2016) (or such other adjusted figure for any bonus or stock splits or consolidations or merger or other re-organisation of the capital structure of the Company as may be applicable from time to time), in one or more tranches, at such price and on such terms and conditions as may be fixed or determined by the Board in accordance with the Scheme, the provisions of the law or regulations issued by the relevant authority, as may be prevailing at that time.

RESOLVED FURTHER THAT the Scheme may also envisage provisions for providing financial assistance to the Eligible Employees of holding / subsidiary(ies) companies of the Company / the ESOS Trust / entity to enable them to acquire or purchase the said Securities of the Company in accordance with the provisions of the Act/Regulations.

RESOLVED FURTHER THAT subject to and in accordance with the provisions of law, as may be applicable from time to time, the Board or any other persons who may be authorized in this regard by the Board be and is hereby authorised on behalf of the Company to make any modifications, changes, variations, alterations or revisions in the Scheme from time to time or to suspend, withdraw or revive the Scheme from time to time and to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary and to settle any questions, difficulties or doubts that may arise in this regard without requiring the Board to secure any further consent or approval of the shareholders of the Company.”

ITEM NO. 3:

Authorization to ‘Vedanta ESOS Trust’ for Secondary Acquisition

To consider and if thought fit, to pass, with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to applicable provisions of Companies Act, 2013 (the ‘Act’) including any statutory modification(s) or re-enactment of the Act, for the time being in force and the provisions of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 including any modifications thereof or supplements thereto (“the Regulations”) and the Listing Agreements entered into with the Stock Exchanges where the share of the Company are listed in terms of provisons of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and subject to such approvals, consents, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, consents, permissions and sanctions which may be agreed to by the Board of Directors of the Company (hereinafter referred to as “the Board” which term shall be deemed to include the Nomination and Remuneration Committee), consent of the members of the Company be and is hereby accorded for acquisition of up to 14,82,50,244 Equity Shares of Re. 1 each (which represents 5% (five percent) of the paid up equity capital as on March 31, 2016) for all Schemes in aggregate or such other limit as may prescribed under the Regulations for various Schemes, in one or more tranches, from the secondary market, by Vedanta ESOS Trust (ESOS Trust) for the purpose of implementation of Scheme from time to time.

RESOLVED FURTHER THAT pursuant to the Applicable Laws, approval of the members of the Company be and is hereby accorded to the Board to make provision of money to the ESOS Trust for acquisition of up to 14,82,50,244 Equity Shares (which represents 5% (five percent) of the paid up equity capital as on March 31, 2016), in different trances from the secondary market for the purpose of implementation of Scheme, subject to the overall limits specified under the Applicable Laws, if any.

RESOLVED FURTHER THAT the secondary acquisition in a financial year by the ESOS Trust shall not exceed 2% (two percent) of the paid up equity capital of the Company (or such other limit as may be prescribed under the Regulations from time to time) as at the end of the previous financial year.

RESOLVED FURTHER THAT in case of any corporate action(s) such as rights issue or bonus issue or buy-back of shares, split or merger or consolidation of shares etc. of the Company, the number of shares of the Company to be acquired from the secondary market by the ESOS Trust shall be appropriately adjusted.

RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the Board or the officers authorised by the Board in this regard be and is hereby authorised to do all such acts, deeds, matters and things as may be necessary or expedient and to settle any questions, difficulty or doubts that may arise in this regard without requiring the Board to secure any further consent or approval of the members of the Company.”

By Order of the Board of Directors
For Vedanta Limited

Place	:	Mumbai	Tarun Jain
Date	:	October 28, 2016	Whole Time Director
DIN : 00006843

Registered office:

Sesa Ghor

20 EDC Complex, Patto, Panaji

Goa – 403 001

NOTES:

1.	A Statement pursuant to Section 102 of the Companies Act, 2013 read with Section 110 of the Companies Act, 2013 in respect of proposed special business(es) along with the Postal Ballot Form setting out material facts are appended herein below.

2.	The Postal Ballot Notice has been sent to all the members of the Company whose name appear on the Register of Members / Beneficial owners from National Securities Depository Limited (NSDL) & Central Depository Services (India) Limited (CDSL) as on Friday, October 28, 2016. Only a member who is entitled to vote is entitled to exercise his/her vote through Postal Ballot. The Postal Ballot is being sent to members in electronic form to the email addresses registered with the Depository Participants (in case of electronic shareholding) / the Company’s Registrar and Transfer Agents (in case of physical shareholding). For members whose email IDs are not registered, physical copies of the Postal Ballot Notice are being sent by permitted mode alongwith a postage prepaid self-addressed business reply envelope.

3.	The voting rights of Members shall be in proportion to their shares of the Paid up Equity Share Capital of the Company as on Friday, October 28, 2016. A person who is not a member as on the cut off date should treat this notice for information purposes only.

4.	The postage will be borne and paid by the Company, however envelopes containing Postal Ballots, if sent by courier or by Registered Post at the expense of the Members will also be accepted. It is, however, clarified that members desiring to exercise their vote from outside of India will have to arrange for postage from the country from where the Ballot Papers are dispatched to the Scrutinizer.

5.	The date of Declaration of Result of the Postal Ballot shall be deemed to be the date of the General Meeting and the date of passing of the proposed resolution(s), if approved.

6.	The shareholders are requested to exercise their voting rights by using the attached Postal Ballot Form only. No other form or photocopy of the Form is permitted.

7.	Mr. R.G. Ramani has been appointed as the Scrutinizer to scrutinize the e-voting process in a fair and transparent manner.

8.	The Postal Ballot Notice also has been placed on Company’s website www.vedantalimited.com and Karvy Computershare e-voting website https://evoting.karvy.com and will remain on such website(s) until the last date of receipt of the Postal Ballot Forms from the members.

9.	Voting through electronic means

i.	In compliance with provisions of Section 108 and 110 of the Companies Act, 2013 and Rules made there under and Regulation 44 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company is pleased to provide members facility to exercise their right to vote by electronic means and the business may be transacted through e-Voting Services provided by M/s Karvy Computershare Private Limited (Karvy).

ii.	Members are informed that they can opt for only one mode of voting i.e. either by physical Postal Ballot Forms or e-voting. If the member opts for e-voting then they can not cast their vote through Postal Ballot Form. If in case a member casts vote through Postal Ballot Form and e-voting, then the e-voting shall be considered valid.

The procedure and instructions for e-voting are as follows:

(i)	Open your web browser during the voting period and navigate ‘https://evoting.karvy.com’

(ii)	Enter the login credentials (i.e., user-id & password) mentioned on the Postal Ballot Form. Your folio/DP Client ID will be your User-ID.

User – ID	For Members holding shares in Demat Form:-

For NSDL :- 8 Character DP ID followed by 8 Digits Client ID

For CDSL :- 16 digits beneficiary ID

For Members holding shares in Physical Form:-

Event no. followed by Folio Number registered with the Company

Password	Your Unique password is printed on the Note/ via email forwarded through the electronic notice

Captcha	Enter the Verification code i.e., please enter the alphabets and numbers in the exact way as they are displayed for security reasons.

(iii)	Members can cast their vote online from Friday, November 11, 2016 @ 9.00 a.m. IST to Saturday, December 10, 2016 @ 5.00 p.m. IST.

(iv)	After entering these details appropriately, click on “LOGIN”.

(v)	Members holding shares in Demat/Physical form will now reach Password Change menu wherein they are required to mandatorily change their login password in the new password field. The new password has to be minimum eight characters consisting of at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character. Kindly note that this password can be used by the Demat holders for voting for resolution of any other Company on which they are eligible to vote, provided that Company opts for e-voting through Karvy Computershare Private Limited e-Voting platform. System will prompt you to change your password and update any contact details like mobile #, email ID etc. on 1st login. You may also enter the Secret Question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

(vi)	You need to login again with the new credentials.

(vii)	On successful login, system will prompt to select the ’Event’ i.e., ‘Company Name’.

(viii)	If you are holding shares in Demat form and had logged on to “https://evoting.karvy.com” and casted your vote earlier for any Company, then your exiting login id and password are to be used.

(ix)	On the voting page, you will see Resolution Description and against the same the option ‘FOR/AGAINST/ABSTAIN’ for voting. Enter the number of shares (which represents number of votes) under ‘FOR/AGAINST/ABSTAIN’ or alternatively you may partially enter any number in ‘FOR’ and partially in ‘AGAINST’, but the total number in ‘FOR/AGAINST’ taken together should not exceed your total shareholding. If the shareholder do not wants to cast, select ‘ABSTAIN’

(x)	After selecting the resolution you have decided to vote on, click on “SUBMIT”. A confirmation box will be displayed. If you wish to confirm your vote, click on “OK”, else to change your vote, click on “CANCEL” and accordingly modify your vote.

(xi)	Once you ‘CONFIRM’ your vote on the resolution, you will not be allowed to modify your vote.

(xii)	Corporate/Institutional Members (corporate /Fls/Flls/Trust/Mutual Funds/Banks, etc) are required to send scan (PDF format) of the relevant Board resolution to the Scrutinizer through e-mail to scrutinizervedl@gmail.com with copy to evoting@karvy.com. The file scanned image of the Board Resolution should be in the naming format “Corporate Name_ Event no.”.

10.	Relevant documents referred in the Notice are open for inspection by the Members at the Registered Office of the Company on all working days, except Saturday and Sunday between 10.00 a.m. IST to 5.00 p.m. IST upto Saturday, December 10, 2016.

STATEMENT PURSUANT TO SECTION 102 OF THE COMPANIES ACT, 2013 AND SEBI

(SHARE BASED EMPLOYEE BENEFITS) REGULATIONS, 2014

Item No. 1 to 3:

The following is the statement pursuant to Section 102 which sets out various disclosures as required in terms of the Companies Act, 2013 and the Rules thereunder and the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 (hereinafter referred to as the “SEBI Regulations”).

a.	Brief description of the Scheme:

The Company wishes to attract and retain top performers, motivate employees to achieve business goals, reward performance with ownership and align employees interests with those of Shareholders. In furtherance, Vedanta Limited Employee Stock Option Scheme - 2016 (ESOS) (“the Scheme”) is designed to provide equity based incentives to all present and future employees who are/shall be in the permanent employment of the Company including the holding/subsidiary company(ies) of the Company whether working in India or outside India, including Directors of the Company and holding/subsidiary company(ies) of the Company whether Whole-Time Directors or not, (but excluding Promoter, Promoter Group, Independent Directors and a Director who either himself or through his relative or through any body corporate, directly or indirectly, holds more than ten per cent of the outstanding equity shares of the Company), and to such other persons as may from time to time be allowed to be eligible for the benefit under the provisions of applicable laws and regulations prevailing from time to time (all such persons are hereinafter collectively referred to as “Employees”) under the Scheme.

The Scheme is a conditional share plan for rewarding performance on pre-determined performance criteria and continued employment with the Company. The pre-determined performance criteria shall focus on rewarding employees for Company performance vis-à-vis competition and also for achievement of internal operational metrics.

b.	Total number of Options to be granted under the Scheme

Total number of Options to be granted under the Scheme shall not exceed 14,82,50,244 Equity Shares of Re. 1 each (which represents 5% (five percent) of the paid up equity capital as on March 31, 2016). The Options to be granted shall be in one or more tranches whereby one Option entitles the holder of the Options to apply for one equity share of Re. 1/- each of the Company. The Options will lapse if not exercised within the specified exercise period as specified under the Scheme. Vested Options that lapse due to non-exercise or unvested Options that get cancelled due to resignation of the employees or otherwise, would be available for being re-granted at a future date.

SEBI Regulations require that in case of any corporate action(s) such as stock splits or consolidations of face value, rights issue, bonus issue, merger and sale of division and others, a fair and reasonable adjustment needs to be made by the Nomination and Remuneration Committee. The Company would comply with the same.

c.	Identification of classes of employees entitled to participate and be beneficiaries in the Scheme

(i)	All permanent employees of the Company who have been working in India or outside India; or

(ii)	All Director of the Company, whether a Whole-Time Director or not; or

(iii)	All employees as defined in clause (i) or (ii) of a subsidiary, in India or outside India, or of a Holding company of the Company but does not include-

•	An employee who is a “Promoter” or belongs to Promoter Group as defined under the SEBI Regulations; or

•	A Director who either by himself or through his relatives or through any body corporate holds more than 10% of the issued and subscribed Equity Shares of the Company; or

•	Independent Directors.

Before granting the Options to the employees under the Scheme, the Nomination and Remuneration Committee of the Company would, apart from evaluating overall group corporate performance, inter alia, take into consideration grade, performance, merit, conduct, length of service, key position, future potential contribution and conduct of the employees and such other factors as may be deemed appropriate by it.

d.	Requirements of vesting and period of vesting

All the Options granted shall vest at the date(s) as may be determined by the Nomination and Remuneration Committee from the date of grant of Options.

Vedanta Limited plan has a very strong performance orientation which substantiates Company’s pay for performance philosophy. Depending on management level, 100% to 60% of the grant shall vest after 3 years basis Company’s Relative Total Shareholder Return (RTSR) performance against two comparator groups. The first comparator group will consist of 15 global natural resources companies and the second comparator group will consist of 6 Indian companies. If Company ranks at middle of the group on Relative TSR, only 30% of the performance based grant will vest and no vesting, if the Company’s TSR is ranked below that level. 100% vesting of performance based grant requires the Company to be ranked at first or second position in the Global Group and first position in the Indian Group. Since the grants under this Scheme are envisaged to be made over multiple years, the Nomination & Remuneration Committee may decide to change the percentage of grant linked to performance and/or performance conditions as it deems fit.

e.	Maximum period of vesting

The vesting period would be 1 year to 3 years or as may be decided by the Nomination and Remuneration Committee subject to the requirements of SEBI Regulations or all other applicable statutory requirements.

f.	Exercise Price or Pricing formula

The exercise price payable under the Scheme by the eligible Employees for exercising the vested Options shall be decided by Board/ Nomination and Remuneration Committee from time to time and shall be at least par value of the shares.

g.	Exercise Period and the Process of Exercise

The Exercise period would be 6 months or as decided by the Nomination and Remuneration Committee.

The Option would be exercisable by the employee by a written application in the prescribed form to the designated officer of the Company to exercise the Options and on the execution of such documents as may be prescribed by the Nomination and Remuneration / Compensation Committee under the Scheme.

The Options will lapse if not exercised within the specified exercise period.

h.	Appraisal process for determining the eligibility of employees for the ESOS 2016

The appraisal process for determining the eligibility of the Employees and directors will be specified by the Nomination and Remuneration Committee, and will be based on the criteria such as tenure of association with the Company, performance during the previous years, contribution towards strategic growth, contribution to team building and succession, cross functional relationship, corporate governance, Company’s values and/or such other criteria that may be determined by the NRC at its sole discretion.

i.	Maximum number of Options to be issued per employee and in aggregate

The number of Options that should be granted to an employee under the Scheme shall be decided by the Nomination and Remuneration Committee. However, no eligible employees shall be granted in any fiscal year, Options to purchase more than or equaling to 1% (one percent) of the issued and paid share capital as on the date of grant unless approval of the members in the general meeting by way of separate resolution has been obtained.

j.	Maximum quantum of benefits to be provided per employee under a Scheme

Same as (i)

k.	Whether the Scheme to be implemented and administered directly by the company or through a trust;

Schemes shall be implemented by way of secondary acquisition, and hence it is mandatory for the Company to implement such Scheme through a Trust.

l.	Whether the Scheme(s) involves new issue of shares by the company or secondary acquisition by the trust or both;

Schemes shall be implemented by way of Secondary Acquisition.

m.	The amount of loan to be provided for implementation of the Scheme(s) by the Company to the trust, its tenure, utilization, repayment terms, etc.

The Company shall make provision for money, from time to time, to fund the Vedanta ESOS Trust which shall be utilized for the sole purpose of purchase of equity shares of the Company from the secondary market through stock exchange mechanism for Scheme. Such amount provisioned to the ESOS Trust, shall not exceed the statutory limit of 5% (five percent) of the aggregate of paid up share capital and free reserves of the Company. The amount provisioned to the Trust for acquisition of shares shall be based on grants made under the Scheme from time to time. Exercise price received from the employees upon exercise of Stock Options shall be used to refund to the Company.

n.	Maximum percentage of secondary acquisition that can be made by the trust for the purposes of the Scheme

Acquisition shall not exceed 5% (five percent) of the paid up equity capital as at the end of the previous financial year (or such other adjusted figure for any bonus or stock splits or merger or consolidations or other re-organisation of the capital structure of the Company as may be applicable from time to time), in one or more tranches.

The secondary acquisition in a financial year by the trust shall not exceed 2% (two percent) of the paid up equity capital of the Company (or such other limit as may be prescribed under the Regulations from time to time) as at the end of the previous financial year.

o.	Compliance with Accounting Policies

The Company shall comply with the disclosure and the accounting policies specified in the SEBI Regulations, and/or such other guidelines or accounting standards as may be applicable, from time to time.

p.	Method of valuation of option

To calculate the employee compensation cost, the Company shall use the Fair Value Method for valuation of the Options granted.

As the Company may provide money for purchase of its own shares for the purpose of implementing the Scheme the details required under Section 67 read with Rule 16 of the Companies (Share Capital and Debentures) Rules, 2014 are as follows:

a)	The class of employees for whose benefit the Scheme is being implemented and money is being provided for subscription to shares:

Refer point (b) in Explanatory statement above.

b)	The particulars of the trustee in whose favor such shares are to be registered

Same as (c) below

c)	The particulars of trust and name, address, occupation and nationality of trustees and their relationship with the promoters, directors or key managerial personnel:

Name of the Trust: Vedanta ESOS Trust

Address of the Trust: Vedanta ESOS Trust, Vedanta Limited, DLF Atria, Phase-2, Jacaranda Marg, DLF City, Gurgaon – 122002 (Haryana)

Particulars of the Trustees are given below:

Sr.No.	Name	Address	Occupation	Nationality

1	Surersh Bose	Vedanta Limited,	Service	Indian
DLF Atria, Phase-2,
Jacaranda Marg, DLF City,
Gurgaon – 122002 (Haryana)
2	Niranjan Kumar	Vedanta Limited,	Service	Indian
	Gupta	DLF Atria, Phase-2,
Jacaranda Marg, DLF City,
Gurgaon – 122002 (Haryana)
3	Deodatta	Vedanta Limited	Service	Indian
	Padgaonkar	Vedanta
75 Nehru Road
Vile Parle (East)
Mumbai – 400 099
4	Dilip Pattanayak	Hindustan Zinc Limited‘Yashad Bhawan’	Service	Indian
Udaipur – 313 004
5	Anup Agarwal	SIPCOT Industrial Complex, Madurai	Service	Indian
By-pass Road, T.V. Puram PO,
Tuticorin- 628002 (Tamil Nadu)

All the above Trustees are presently employees of the Company. None of the above Trustees and their respective relatives are related to Promoters, Directors or Key Managerial Personnel of the Company.

d)	Any interest of Key Managerial Personnel, Directors or Promoters in such Scheme or Trust and effect thereof

Directors and KMP’s may be deemed to be interested to the extent of Equity Shares as may be offered to them under the Scheme.

e)	The detailed particulars of benefits which will accrue to the employees from the implementation of the Scheme

The Employee can exercise options granted to them to get equity shares.

Details about who would exercise and how the voting rights in respect of the shares to be subscribed under the Scheme would be exercised

The SEBI Regulations provides that the Trustee of a ESOS Trust, which is governed under the SEBI Regulations, shall not vote in respect of the shares held by such Trust, so as to avoid any misuse arising out of exercising such voting rights.

Regulation 6 of the SEBI Regulations requires that any ESOS for offering Options to the employees must be approved by the members by way of a Special Resolution. Accordingly, the resolution set as Item No. 1, 2 and 3 is being placed for the approval of the members pursuant to the provisions of the Companies Act, 2013 and Regulation 6 of the SEBI Regulations and all other applicable provisions of law for the time being in force.

As per the SEBI Regulations, a separate resolution is required to be passed if the benefits of ESOS are to be exercised by the employees of the holding/subsidiary company (ies) of the Company. Accordingly, the resolution set as Item No. 2 is being placed for the approval of the members.

As per Regulation 17 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 all fees / compensation (including stock options) paid to non-executive directors, including independent directors, shall require previous approval of shareholders in general meeting. Since it is proposed to grant options to Directors of the Company whether Whole-Time Directors or not, (but excluding Promoter, Promoter Group, Independent Directors, and a Director who either himself or through his relative or through any body-corporate, directly or indirectly, holds more than ten per cent of the outstanding equity shares of the Company) resolution set out in Item No. 1, 2 and 3 are placed for approval of the members.

The Board recommends the passing of Special Resolution at Item No. 1, 2 and 3 of the Notice for the approval by the Members by Special Resolutions.

All the directors and Key Managerial Personnel of the Company and their relatives except Promoter, Promoter Group, Independent Directors and Directors holding more than 10% through his relative or through any body-corporate, directly or indirectly, of the member of and their relatives are concerned or deemed to be interested in the resolutions as set out in Item No. 1, 2 and 3 to the extent of the number of equity shares that may be offered to them under the Scheme.

By Order of the Board of Directors
For Vedanta Limited

Place	:	Mumbai	Tarun Jain
Date	:	October 28, 2016	Whole Time Director
DIN : 00006843

VEDANTA LIMITED

(Formerly Sesa Sterlite Limited)

CIN: L13209GA1965PLC000044

Regd. Office: Sesa Ghor,

20 EDC Complex, Patto, Panaji, Goa – 403 001

Phone No. +91-832 2460 600 ● Fax: +91-832 2460 690

website: www.vedantalimited.com ● email id: comp.sect@vedanta.co.in

POSTAL BALLOT FORM

Sr. No.

1.	Name(s) of Member(s)/Beneficial Owner(s) (in block letters) (including joint holders, if any)	:

2.	Registered address of the sole/first named Member(s)/ beneficial owner(s)	:

3.	Registered folio No./DP ID No./Client ID No*. (*Applicable to investors holding shares in dematerialized form)	:

4.	Number of shares held	:

I/We hereby exercise my / our vote in respect of the Resolution(s) to be passed through Postal Ballot for the business stated in the Notice of Postal Ballot issued by the Company dated October 28, 2016 by sending my / our assent / dissent to the said resolution(s) by placing the tick (    ) mark at the appropriate box below: -

Resolution No.	Description	No. of Equity shares	I/We assent to the Resolution (For)	I/We dissent to the Resolution (Against)
1	Special Resolution: Approval of Vedanta Limited Employee Stock Option Scheme- 2016 (ESOS).
2	Special Resolution: Approval of Vedanta Limited Employee Stock Option Scheme- 2016 (ESOS) to the Employees of the holding/subsidiary company(ies) of the Company
3	Special Resolution: Authorise Vedanta ESOS Trust for Secondary Acquisition

Place:
Date:	(Signature of the Shareholder/Member)

Electronic Voting Particulars

EVSN (Electronic Voting Sequence Number)	USER ID	PASSWORD/PIN

NOTE: Please read carefully the instructions printed overleaf before exercising vote.

INSTRUCTIONS

The shareholder(s) can opt for only one mode of voting, i.e. either by e-voting or physical mode. If you are opting for e-voting, then do not vote by physical postal ballot also and vice versa. However, in case shareholders cast their vote by physical ballot and e-voting, then voting done through e-voting will prevail and voting done through physical ballot will be treated as invalid.

Voting in Physical form:

1.	A member/ beneficial owner desiring to exercise vote by Postal Ballot may complete this Postal Ballot Form and send it to the Company in the attached self-addressed business reply envelope. Postage will be borne and paid by the Company. However, envelopes containing Postal Ballots, if sent by courier at the expense of the registered member/ beneficial owner will also be accepted.

2.	The self-addressed envelope bears the address of the scrutinizer appointed by the Board of Directors of the Company.

3.	This form should be completed and signed by the member/ beneficial owner. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named member/ beneficial owner and in his absence, by the next named member/ beneficial owner. There will be one Postal Ballot Form for every Folio/Client ID irrespective of the number of joint holders.

4.	Please note that Postal Ballot Form shall not be signed by the proxy.

5.	Assent or dissent to the proposed resolutions may be recorded by placing a tick mark (✓) in the appropriate column. The assent or dissent received in any other form shall not be considered valid.

6.	The voting rights of Shareholders shall be in proportion to their shares of the paid up equity share capital of the Company as on Friday, October 28, 2016. A person who is not a member as on the cut off date should treat this notice for information purpose only.

7.	Incomplete, Unsigned or Incorrectly ticked Postal Ballot Form will be rejected.

8.	Duly completed Postal Ballot Form should reach the Company or the scrutinizer not later than 5.00 p.m. IST on Saturday, December 10, 2016. All Postal Ballot Forms received after this date will be strictly treated as if the reply from the member/ beneficial owner has not been received.

9.	The results of the Voting by Postal Ballot will be announced by the Chairman of the Company or in his absence, any person authorized by him, on Monday, December 12, 2016, by 04.00 p.m. IST at the Registered Office of the Company.

10.	In case of shares held by companies, trusts, societies etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of Board Resolution/Authority, authorizing the signatory to execute and sign the Postal Ballot Form. Further, where the Form has been signed by a representative of the President of India or Governor of State, certified copy of the nomination should accompany the Postal Ballot Form.

11.	Members/ beneficial owners are requested not to send any other paper along with the Postal Ballot Form in the enclosed self-addressed envelope as the envelope will be sent to the Scrutinizer and any extraneous paper found in the envelope would be destroyed by the Scrutinizer. Members/ beneficial owners are also requested not to write anything on the Postal Ballot Form except giving their assent or dissent and affixing their signatures.

12.	A member may request for duplicate Postal Ballot Form, if so required from the Company by downloading the Form from the link www.evoting.karvy.com or from the investors’ section in the Company’s website www.vedantalimited.com. However, the duly filled in and signed duplicate Postal Ballot Form should reach the Scrutinizer not later than the date specified in point no (8) above.

13.	Postal Ballot Form received by fax will be rejected as if reply from the shareholder has not been received unless the original Postal Ballot Form is received within prescribed time period.

14.	The Scrutinizer’s decision on the validity of a Postal Ballot Form will be final.

15.	There will be one Postal Ballot Form for every Folio/Client ID.

16.	Members are requested to fill in the Postal Ballot Form in indelible ink and not in any erasable writing mode.